UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Akumin Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01021X100
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.: 01021X100		Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK MAGNET HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This amount includes 17,114,093 shares of Common Stock (as defined in the Original Schedule 13D) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants (as defined in the Original Schedule 13D).

2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS UPPER HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 7 of 12 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 8 of 12 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes 17,114,093 shares of Common Stock that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Schedule 13D

CUSIP No.: 01021X100		Page 9 of 12 Pages
Explanatory Note: This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 2, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on July 6, 2023 (collectively, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 20, 2023, the Issuer entered into a Restructuring Support Agreement (including all exhibits thereto, collectively, the “RSA”) with (i) certain of its affiliates and subsidiaries (as set forth in the RSA, and together with the Issuer, the “Company Parties”), (ii) Stonepeak Magnet Holdings LP (“Stonepeak Magnet”), and (iii) certain other noteholders, equityholders and other stakeholders of the Issuer (collectively, other than the Company Parties, the “Consenting Stakeholders”).

As set forth in the RSA, the Issuer and the Consenting Stakeholders have agreed to the principal terms of a restructuring of the Issuer (the “Restructuring”) through a prepackaged chapter 11 plan of reorganization (the “Prepackaged Plan”), a copy of which is attached as Exhibit B to the RSA.  Although the Issuer intends to pursue the Restructuring in accordance with the terms set forth in the RSA, there can be no assurance that the Issuer will be successful in completing the Restructuring, whether on the same or different terms than those provided in the RSA and the Prepackaged Plan.  If the Restructuring is completed as contemplated, it will result in the shares of Common Stock being delisted from The Nasdaq Stock Market LLC and the Toronto Stock Exchange and deregistered under Section 12 of the Act.

The transactions contemplated by the RSA include, among other things, (i) a capital investment by Stonepeak Magnet in the Issuer in the aggregate amount of $130,000,000 which shall include a $75,000,000 equitizing debtor-in-possession financing facility, (ii) the acquisition by Stonepeak Magnet of all existing shares of Common Stock in exchange for $25,000,000 and certain contingent value rights (“CVRs”); (iii) the cancellation of the Prepetition 2025 Notes (as defined in the RSA) and the issuance of the New 2027 Notes (as defined in the RSA) to holders of the Prepetition 2025 Notes to the extent such Prepetition 2025 Notes are not repurchased in the Reverse Dutch Election Opportunity (as defined in the RSA); (iv) the cancellation of the Prepetition 2028 Notes (as defined in the RSA) and the issuance of the New 2028 Notes (as defined in the RSA) to holders of the Prepetition 2028 Notes to the extent such Prepetition 2028 Notes are not repurchased in the Reverse Dutch Election Opportunity; and (v) the amendment and/or cancellation, as appropriate, of the Prepetition RCF Facility (as defined in the RSA) in exchange for the New RCF Exit Facility (as defined in the RSA).  In addition, the Restructuring, if completed as contemplated, will result in the Series A Financing Notes (as defined in the Original Schedule 13D), totaling approximately $470 million and held entirely by Stonepeak Magnet, being cancelled and converted into common shares of the post-Restructuring company.

The RSA may be mutually terminated by Stonepeak Magnet, the Required Consenting Noteholders (as defined in the RSA), and each Company Party. The RSA will automatically terminate after the occurrence of the effective date of the Prepackaged Plan.  Moreover, the Consenting Stakeholders, including Stonepeak Magnet, and the Company Parties each have termination rights if certain conditions, including milestones set forth in the RSA, as applicable, are not met.

The foregoing description of the RSA and the transactions and documents contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the RSA, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

The terms of the CVRs are set forth in the Contingent Value Rights Agreement, the form of which is filed as exhibit 10.1J to the RSA, and is incorporated by reference herein.

On October 22, 2023, the Issuer and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), thereby commencing chapter 11 cases for the Debtors (the “Chapter 11 Cases”).  The filing of the Chapter 11 Cases constitutes an event of default under certain debt instruments of the Debtors, including the Series A Financing Notes, such that the principal and interest due on the Series A Financing Notes shall be immediately due and payable without notice from the lenders thereunder.  The Reporting Persons’ rights to enforce such obligations are subject to an automatic stay as a result of the Chapter 11 Cases and the applicable provisions of the Bankruptcy Code.

Schedule 13D

CUSIP No.: 01021X100		Page 10 of 12 Pages
Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 20,614,093 shares of Common Stock, which represents approximately 19.1% of the shares of Common Stock outstanding.  This amount includes: (i) 3,500,000 shares of Common Stock held directly by Stonepeak Magnet; and (ii) 17,114,093 shares of Common Stock that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by Stonepeak Magnet.

The foregoing beneficial ownership percentage is based on the sum of (i) 90,998,491 shares of Common Stock outstanding as of August 7, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 9, 2023, plus, (ii) for purposes of calculating the Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 108,112,584 shares of Common Stock outstanding.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

On September 29, 2023, Akumin Operating Corp., a Delaware corporation that is a wholly owned indirect subsidiary of the Issuer (the “Subsidiary”), and Stonepeak Magnet entered into a Temporary Waiver Agreement (the “Waiver”) in connection with the Series A Financing Notes, pursuant to which (i) the Subsidiary acknowledged that (A) it was obligated to pay Stonepeak Magnet $9,311,817.46 in PIK Interest as of the September 29, 2023 PIK Interest Payment Date (each as defined in the Series A Financing Notes), (B) that it was obligated to pay Stonepeak Magnet $3,939,615.08 in Cash Interest as of the September 29, 2023 Cash Interest Payment Date (each as defined in the Series A Financing Notes), and (C) that absent the Waiver, the Subsidiary’s failure to make the Cash Interest payment to Stonepeak Magnet would have constituted a Trigger Event (as defined in Section 7 of the Series A Financing Notes) and would have entitled Stonepeak Magnet to certain rights and remedies against the Subsidiary and the Issuer under Section 8 of the Series A Financing Notes; (ii) Stonepeak Magnet (A) extended the due date of the September 29, 2023 Cash Interest payment to October 16, 2023, and (B) agreed that no Trigger Event occurred upon the Subsidiary’s failure to make the Cash Interest payment due on September 29, 2023 and that it would not be entitled as a result thereof to any rights and remedies under Section 8 of the Series A Financing Notes; and (iii) the Subsidiary agreed that except as expressly provided in the Waiver, (A) none of rights and remedies granted to Stonepeak Magnet under Section 8 of the Series A Financing Notes are invalidated, impaired or otherwise modified and (B) the Waiver does not waive or release the Subsidiary from any past, existing or future Default, Event of Default (each as defined in the Series A Financing Notes) or Trigger Event.

Further, on October 16, 2023, the Subsidiary and Stonepeak Magnet entered into the First Amendment to Temporary Waiver Agreement (the “Amended Waiver”) with respect to the Waiver in connection with the Series A Financing Notes, pursuant to which (i) Stonepeak Magnet and the Subsidiary agreed to modify the terms of the Waiver by further extending the Cash Interest Payment Date of the September 29, 2023 Cash Interest payment to October 20, 2023, and (ii) agreed that no Default, Event of Default or Trigger Event occurred upon the Subsidiary’s failure to make the Cash Interest payment due September 29, 2023 and that it would not be entitled as a result thereof to any rights and remedies under Section 8 of the Series A Financing Notes further extended.

Further, on October 20, 2023, Stonepeak Magnet agreed (i) to modify the terms of the Amended Waiver by further extending the Cash Interest Payment Date of the September 29, 2023 Cash Interest payment to October 23, 2023 and (ii) that no Default, Event of Default or Trigger Event occurred upon the Issuer’s failure to make the Cash Interest payment due September 29, 2023 and that it would not be entitled as a result thereof to any rights and remedies under Section 8 of the Series A Financing Notes.

Because the Issuer did not pay Stonepeak Magnet $3,939,615.08 in cash interest by October 23, 2023, the extension of the Cash Interest Payment Date from September 29, 2023 to October 23, 2023 and the waiver of Stonepeak Magnet’s rights and remedies under Section 8 of the Series A Financing Notes were deemed ineffective and Stonepeak Magnet immediately became entitled to all its rights and remedies under Section 8 of the Series A Financing Notes as if the Waiver and the Amended Waiver had never existed (subject to the automatic stay and the applicable provisions of the Bankruptcy Code as disclosed in Item 4 above).

The foregoing description of each of the Waiver and Amended Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Waiver and Amended Waiver, each of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Schedule 13D

CUSIP No.: 01021X100		Page 11 of 12 Pages
Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 10 – Temporary Waiver Agreement, dated September 29, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 6-K, filed with the SEC on October 5, 2023).

Exhibit 11 – First Amendment to Temporary Waiver Agreement, dated October 16, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 6-K, filed with the SEC on October 16, 2023).

Exhibit 12 – Restructuring Support Agreement, dated October 20, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 6-K, filed with the SEC on October 20, 2023).

Schedule 13D

CUSIP No.: 01021X100		Page 12 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK MAGNET HOLDINGS LP
By:	Stonepeak Associates IV LLC, its sole general partner
By:	Stonepeak GP Investors IV LLC, its sole member
By:	Stonepeak GP Investors Holdings LP, its managing member
By:	Stonepeak GP Investors Upper Holdings LP, its general partner
By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK ASSOCIATES IV LLC
By:	Stonepeak GP Investors IV LLC, its sole member
By:	Stonepeak GP Investors Holdings LP, its managing member
By:	Stonepeak GP Investors Upper Holdings LP, its general partner
By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS IV LLC
By:	Stonepeak GP Investors Holdings LP, its managing member
By:	Stonepeak GP Investors Upper Holdings LP, its general partner
By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS LP
By:	Stonepeak GP Investors Upper Holdings LP, its general partner
By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS UPPER HOLDINGS LP
By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

MICHAEL DORRELL
	By:	/s/ Michael Dorrell

October 25, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).